Summary Translation Letter
To the Stock Exchange of Thailand
March 4, 2004

Ref. SSA-CP006/2547

March 4, 2004

Subject: Report on progress regarding the investment by CSL in Teleinfo Media

To: The President

The Stock Exchange of Thailand

A resolution of a meeting of the shareholders of Shin Satellite Public Company Limited, number 1/2547, on 23 February 2004 approved the purchase by CS Loxinfo Public Company Limited (CSL) of 43,904,184 of the shares, or 63.25%, for a price of 506 million Baht of Teleinfo Media Company Limited (TMC) from Shin Corporation Public Company Limited (SHIN) and SingTel Interactive Pte. Ltd.

CSL has now completed the purchase and transfer of said shares and paid the aforementioned amount of money for the purchase. CSL now owns 63.25% of the outstanding shares of TMC. The resulting synergy generated by the acquisition will assist the company to raise the value of its business considerably in the future.

dlw
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